Form 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal annual period ended December 31, 2021

 For

Apis Cor Inc.

A Delaware Corporation

I.R.S. Employer Identification Number: 84-4046343

Apis Cor Inc.

3060 Venture Lane #101

Melbourne, FL 32934

Phone: (347) 404-1481

Commission File Number: 024-11666

DESCRIPTION OF THE BUSINESS

Summary

Apis Cor Inc. is a robotics technology design and manufacturing company. The Company was formed with the purpose of designing and developing the underlying robotics and construction materials to 3D print full-scale concrete single-family style houses (collectively, the “Technology” or “Structural 3D Printing Technology”).

Additive manufacturing, or 3D printing, is a process whereby a material is deposited one layer at a time to create a three-dimensional structure. Over the past 20 years, 3D printing has revolutionized the manufacturing world, providing a cheaper and more efficient way to create prototypes and test designs. Apis Cor is bringing 3D printing to building structures. Structural 3D printing allows developers to build faster, cheaper, and more consistently.

The intention of the Company is to provide advanced Structural 3D Printing Robotics and durable 3D Print Materials to developers and homebuilders to reduce the costs of building. Structural 3D printing will enable construction companies decrease labor costs, increase productivity, and enhance the quality of the building itself through consistency between structures.

History of the Business

Apis Cor Inc. is a Delaware Corporation incorporated on December 19, 2019. The Company was originally operating in Russia until 2018. The Founders then moved the principal place of business and operations to Florida. Since inception, the Company has been exclusively conducting research and development activities regarding the Technology. The Company intends to use the Proceeds of this Offering to further develop the Technology, as well as to increase manufacturing capacity and market presence.

On September 15, 2021 the Company amended its Certificate of Incorporation to authorize two classes of Equity securities in addition to Common Stock, Preferred Shares. Through this filing, the Company increased the authorized number of Common Stock Shares to 400,0000,000 and Preferred Stock shares to 100,000,000. Additionally, the Amended And Restated Certificate of Incorporation affected a 12.0899429354:1 stock split for all outstanding Common Stock as of September 15, 2021.

On December 27, 2021 the Company’s Offering Circular was qualified by the SEC. The Company has been raising capital through the sale of equity in the form of Common Stock since qualification.

The Company’s Products and Services

Apis Cor Inc. is a robotics technology design and manufacturing company. The Company was formed with the purpose of designing and developing the underlying robotics and construction materials to 3D print full-scale concrete single-family style houses and other structures.

The Company’s products and services derive directly from the 3D printing process, which enables real estate developers and the construction industry, just like others in the manufacturing sector the following benefits:

(1)	Increased productivity and fast construction process;

(2)	Better and constant quality including a drastic reduction of human error which cuts off the cost for fixing the errors and post finishing works;

(3)	Significant reduction of reliance on human labor on job site causing an unprecedented ability to scale the development process;

(4)	Marked increase in freedom in design for any structure. Less limitation on prefabricated materials such as cinderblocks;

(5)	Marked reduction in the cost of construction through cutting the need for human labor costs.

Modern construction cannot keep up with the growing demand because construction heavenly mainly relies on manual labor which:

The US Census Bureau’s 2018 Survey of Construction found the average stick-built house takes 7.7 months to construct. This includes about one month for building authorization and permits, followed by 6.7 months of actual construction. Note that this timeline refers to houses built for sale, such as custom homes in a new housing development. Homes built by the homeowners themselves took considerably longer, at 12.5 months, likely due to less experience and smaller crews.

In contrast, the Company’s Structural 3D Robotic Printers do not require a large crew to operate, and are capable of building the walls of a 2,300 SF house in about 40 hours which may drastically reduce the overall construction to 2-3 months (the remaining parts like roofing, windows and finishing are still done traditionally).

To compare (average 2,300SF house, 1 floor):

Wall construction of concrete masonry house: approx. 400 hours

Wall printing using Apis Cor 3D printer: approx. 40 hours

Nationally, the United States is facing a shortage of more than 7.2 million affordable homes, with over 500,000 people experiencing homelessness on any given night. Due to a lack of skilled labor, the construction industry simply cannot keep up with the growing demand. The Company’s Structural 3D Printing Technology provides an optimal solution to fill the national shortage that gap by delivering more houses without filling a human’s role.

Synopsis of the Company’s Structural 3D Printing Technology

The Company has invented and developed three main technologies for Structural 3D Printing. The primary technology is the Structural 3D Robotic Printer. The secondary, yet just as crucial is the proprietary 3D Print Material(s), which provides the raw material for the walls of the structure. The third major technology is the 3D Print Material mixing and pumping unit (the “Mix and Pump Machine”). The Company will supply its customers with all of these Technologies through equipment lease arrangements.

Structural 3D Robotic Printers

Apis Cor has invented and developed robotics equipment to 3D print full scale walls on various structure types, including full scale houses, using proprietary cementitious materials. Development of the Structural 3D Robotic Printers began in 2015 in Russia. The current Structural 3D Robotic Printer design weighs approximately 2,900 pounds, has the ability to print up to three floors, and only takes 30 minutes to set up. The Structural 3D Robotic Printers can be set up by two persons and is controlled by a tablet such as an iPad. The 3D Robotic Printer printing arm comes equipped with a Company-designed smart spatula installed on the printing nozzle’s end. The proprietary design prevents the "sausage" effect common to other structural 3D printers, eliminating the need for long and costly finishing processes.

The Structural 3D Robotic Printer is mounted on tracks and includes a four-point leveling system. This ensures that the Printer is able to move around the printed structure and deposit the material in a level and consistent manner.

The Company intentionally made the Structural 3D Robotic Printer extremely mobile. Small enough to fit onto the bed of a pick-up truck or a trailer. Because of this, the Structural 3D Robotic Printer can be moved all around the job site. The only restriction to the printed structure’s size is the area of the development site itself. Using the Structural 3D Robotic Printer’s continuous track mobile platform, the Printer can reposition itself when a layer is complete and continue depositing 3D Print Material in a matter of minutes. This compact size increases accessibility of 3D printed structures to a greater number of developers. Additionally, setup does not require cranes or heavy machinery. The rugged lightweight design means the Structural 3D Robotic Printer can travel over any surface including sand, grass, and gravel.

In addition to decreased labor and opportunity costs normally associated with construction, the Structural 3D Robotic Printer allows for immeasurable amount of consistency between structures. The Company has essentially invented a skilled robot equipped with precise dosage devices and sophisticated algorithms to ensure repeatable builds with machine accuracy.

3D Print Materials

While concrete is the construction industry standard, it’s use poses myriad problems within 3D printing applications. The Company, therefore, has developed proprietary printing material(s) that would flow easily through the Mix and Pump Machine and the Structural 3D Robotic Printer’s extruder without slumping — while still bonding between layers, curing quickly, and maintaining its layer shape. The end product is a dry mortar with aggregates pre-mixed in the proper ratio, delivering perfect results every time with no guesswork.

By means of the Company’s equipment, the cementitious material is distributed layer-by-layer forming the walls. The material itself is manufactured by the Company and will exclusively be sold though the Company.

The Company intends to manufacture several types of 3D Print Materials for different uses an applications.

3D Structure Printing Design

When referring to the “3D Structural Printing Design” within this Offering Circular, it includes the proprietary  shape of the walls and methodologies employed by the Company in printing any structure. The term is inclusive in that the Company has more than one Designs for structural elements (walls).

The 3D Structural Printing Design employs a Company-designed shape designed to emulate Concrete Masonry Units (“CMU(s)”) also known as cinderblocks. CMUs are the gold-standard for resilient construction because they are independently stable and allow for reinforcement with reinforcing bars (“rebar(s)”) and other stabilization/reinforcement methods. The Company has designed the 3D Structure Printing Design to emulate CMUs with respect to the ability to sustain stability independently and with reinforcement. Additionally, the Company’s Structure Design allows for mechanical, electrical, and plumbing components to be seamlessly included in the structures.

Apis Cor's 3D printed walls are virtually identical to CMU construction walls in both form and function. This enables the 3D Structural Printing Design to:

- Conform with existing CMU-based building codes

- Resist wind, water, fire, mold, and pests

-Simplify integration with plumbing, electrical, mechanical and finishing work

The 3D Structural Printing Design was developed by Company engineers to simplify the necessary structural calculations such that the design complies with local building codes that incorporate and are based on the use of CMUs. The Company’s 3D material reaches the ability to withstand 3,627 psi of vertical pressure after 28 days of curing, exceeding construction code standards for CMUs. The 3D Structural Printing Design conforms with the International Building Code for masonry construction – which many regional/local building codes adopted and incorporate.

Mixing and Pump Machine for 3D Printing Structural Material

The Company has also developed a proprietary 3D print material delivery system specific to the Company’s 3D Printing Robot. The inclusion of the mixer to the whole system reduces labor time significantly by reducing the need to mix the concrete or structuring materials by hand on the job site. The mixer will mix the correct ratio of materials and pump it to the 3D Printing Robotics.

Company Bulk Trucks

The Company also intends to purchase and deploy a fleet of proprietary and Company-owned smart bulk trucks to deliver the perfect blend of dry print material in a vacuum sealed container. Transportation of the 3D Printing Structural Material requires a vacuum sealed container and specific temperature requirements to avoid tainting of the material. The Company will develop a fleet of these specialized bulk trucks upon a successful Offering.

Status of the Apis Cor Products

The Company has announced all of the above-named products to the public through the Company website (www.apis-cor.com). All of the Technologies are past the “proof of concept” prototype stage. The designs are now being optimized for the production stage. The Company will use the Proceeds of this Offering to continue research and development activities for the underlying Technologies. This research and development process will continue through the life of the Company, but the ratio of funds devoted to research and development will decrease as funds devoted to marketing, manufacturing, and scaling activities increases. The Company’s Technologies are essentially fully deployable as of the date of this Offering Circular, however the Company will devote time and Proceeds to expand manufacturing capabilities, including minor alterations of the Technologies to achieve manufacturing scaling and efficiency. This will require a material investment of the Proceeds and Company assets to achieve the intended scaling capacity.

Principal Market and Distribution of the Company’s Products and Services

The Company has adopted an equipment leasing strategy with respect to the Structural 3D Robotic Printers, and a material sale strategy with respect to the 3D Print Material(s). In addition to these two revenue streams, the Company will provide technical assistance and customer support for its Customers.

The Company will distribute the “Apis Cor University” training and promotional materials through its website. The Company does intend to generate revenues from Apis Cor University.

The Company also intends to open regional showrooms and sales offices to increase sales and reinforce the Company brand. The showrooms will provide demonstrations of sample of 3D printed structures and the Company’s 3D Printing Technology. Furthermore, the Company intends to purchase real property and to place model homes and structures on that property for demonstration purposes.

Target Customers and Market

The Company’s target customers (the “Customers”) include, but are no limited to, the low-rising residential construction companies, contractors, subcontractors, homebuilders, and real estate developers in the United States.

The Customers the Company will be marketing to are those who build multiple units within a single development including, but not limited to, residential housing projects/subdivisions (50+ units annually). The Customers will generally have previously built with masonry and wood framed single family residences, luxury residences, and middle class residences.

In 2018 approximately 876,000 single family homes were built, 920,000 in 2020. Within the United States, there are 200 home builders who build 150+ units annually and more than 30,000 general contractors who build single-family homes.

Distribution of Apis Cor Products

Apis Cor’s goal is to become the leading manufacturer and provider of Structural 3D printing equipment through both equipment leasing, 3D Print Material sales, and associated services provided by the Company. The core of revenue growth is around the leasing of the Structural 3D Robotic Printers and the sale of the 3D print material.

The Company intends to market the novel technologies by initially providing printing services acting as a subcontractor or executing own construction projects acting as a developer and/or construction partner. The goal of penetration strategy is to increase the customer acceptance, get more cases of permitted houses, and improve the product to a stage ready for mass production and use.

The Company will prove the Technology to potential customers by delivering information regarding the successful cases of 3D printed houses to increase customer acceptance. Although the Technology brings significant interest from potential customers, many are cautious to adopt the construction methods as a result of the novelty of the Company’s products. Rather than taking the perceived risk of being early adopters, many potential Customers will want to see more successful cases of 3D printed houses, smooth use of the equipment, and examples of how easily the Customers can learn to operate the equipment.

The Company will expand and build the in-house sales department to (1) execute direct outreach to the homebuilders and developers; (2) work with inbound inquires, educating them about the Technology and informing them as to the Company’s services.

The Company intends to open several regional showrooms in order to demonstrate the Company’s printed walls and other non-structural 3D printed objects and as a location for personal meetings with Customers. The showrooms are intended to raise awareness about the Technology in order to increase sales of the Company’s products and services. Additionally, the Company intends to build several model houses around the country to demonstrate the end product as well as building permit process, building performance features (insulation, reinforcement, different finishes, etc.).

As of the date of this Form 1-K, the Companmy has opened a showroom in Melbourne, FL. The Company leases the space.

The Company will also increase the advertising profile of its Apis Cor University in order to educate potential customers about the Technology. This will feature both free and paid videos demonstrating the Company’s products and services.

Apis Cor will also strive to be featured in widespread media features from documentary production companies. The Company has been contacted on several occasions by these production companies, but has not been able to be featured due to capital restraints.

Competitive Advantages

There are a handful of companies with strong presence and positive track record in the 3D printing construction market. However, most of these competitors use bulky equipment and expensive methods. Because of this, the competitors do not provide a service that achieves significant cost savings relative to traditional construction.

Apis Cor’s advantage is the unique design of the Structural 3D Robotic Printers which feature true mobility and compact dimensions causing the Technology to be easy to use and very scalable. The mobility of the equipment allows the Technology to print houses of any square footage, as the Structural 3D Robotic Printers can be easily moved along a whole construction area. No other current 3D construction technology matches this capability.

Special Purpose Entities

The Company may establish Special Purpose Entities (if singular “SPE”, if plural “SPEs”) for the sole purpose of (1) acquiring, purchasing, disposing of, transferring, developing, redeveloping, or rehabilitating one or more properties; (2) acting as subcontractor(s) for one or more projects; or (3) acquiring, purchasing, disposing of, transferring, developing, redeveloping, rehabilitating, and/or renting business personal property including, but not limited to equipment and other business personal property. Every SPE is intended to be a wholly-owned or wholly-controlled subsidiary. The Board has the sole and absolute discretion as to whether a Company will utilize a SPE structure for any transaction or series of transactions. Furthermore, the Board has sole and absolute discretion as to the structuring, including fee schedules, compensation, and governance, of any SPE.

Employees

As of the date of this Form 1-K, the Company has seven employees. Five of these employees are full time.

Legal Proceedings

The Company is not presently a party to any material litigation, nor is any litigation known to be threatened against the Company. Furthermore, the Company has no bankruptcies, investigations, or criminal proceedings to disclose.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULT OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide a reader of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity and certain other factors that may affect our future results.

The following discussion of our financial conditions and results of operations should be read in conjunction with the financial statements and the related notes included in this Annual Report on Form 1-K. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. The Company’s actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2021.

Overview

Our Company

Apis Cor Inc. (“the Company”) is a privately-held entity organized in December 2019 in the state of Delaware and began operations in January 2020. The Company is a developer of on-site circular mobile 3D printers built for the construction industry. The Company offers a robotics arm that distributes a concrete mortar to create the desired shape of a building, with the intention of enabling clients to reduce the costs of building. The Company has created several prototype 3D printers and has already printed several developmental structures in addition to the development and release of on-demand 3D printing training courses and live workshop offerings.

Components of Results of Operations

Revenue

Total revenue for the fiscal year 2021 and 2020 was $233,750 and $0, respectively. The following summarizes the Company’s major sources of revenue:

3D Printed Structures

Revenue from 3D printed structures for fiscal year 2021 was $62,800 from the completion of two structures located in Missouri and Texas which are offered at a discount while the Company is utilizing its prototype equipment under development. These projects provide 3D printed interior and exterior walls and could include any number of additional services including site preparation, insulation, roofing, HVAC and other mechanical components.

Training Programs

The Company has developed 3D printing training programs offered in on-demand downloads and live workshop formats. Total revenue from training programs for fiscal year 2021 was $160,950.

During fiscal year 2021, the company completed development and released its first online on-demand course generating revenue of $74,845.

In September 2021, the Company offered its first live workshop on-site at its Company facility which generating revenue of $86,105.

Structural 3D Printers and Mix & Pump Machines

The Company is continuing to focus on further development of its Technologies and equipment for sale and/or lease. In FY2021 and 2020, the Company had not yet generated revenue from this product line.

Operating Expenses

The Company classifies its operating expenses as research and development, payroll and related expenses, professional fees, facilities and maintenance expense and other operating expenses (other general and administrative, travel and entertainment, advertising and depreciation).

Cost of Goods Sold was $182,900 for fiscal year 2021, or 291% of related revenue from 3D printed structures. These costs were high primarily due to transportation and direct expenses incurred at a higher cost on location. Cost advantages were not yet achievable due to the limited projects in fiscal year 2021.

Research and Development increased by $182,926, or 50%, to $552,261 for fiscal year 2021 as compared to $369,335 for fiscal year 2020. The increase in fiscal year 2021 was primarily due to the Company’s focus on the continued development of the Technologies. Research and development expenses consist primarily of salaries, materials, tooling, shipping costs, manufacturing costs, and testing costs to design, develop, and test the Technologies. Also included are parts, tools and equipment acquired to produce prototypes for testing.

Payroll and Related Expenses was $217,919 for fiscal year 2021 and $0 for fiscal year 2020. During fiscal year 2021, the Company hired a core staff and anticipates that it will increase these expenses to support to increased product offerings and expansion of production capabilities.

Professional Fees increased by $101,702, or 694%, to $116,366 for fiscal year 2021 as compared to $14,664 for fiscal year 2020 primarily in support of the Company’s development and growth.

Facility and Maintenance increased by $108,804, or 1789%, to $114,886 for fiscal year 2021 as compared to $6,082 for fiscal year 2020. During fiscal year 2021, the Company entered into a lease agreement for a manufacturing and warehouse facility. The Company also opened a showroom to support industry and consumer interest and promote the Company’s Technologies.

Net Loss from Operating Activities increased by $689,683, or 142%, to $1,174,192 for fiscal year 2021 as compared to $484,509 for fiscal year 2020. During fiscal year 2021 and 2020, the Company was primarily focused on developing its Technologies and training programs. In fiscal year 2021, the Company has made significant improvements in its Technologies, and Management believes that revenues will increase significantly in the future. This belief is based on the fact that the Company has several functional prototypes of many of the Technologies, already used in the production and sale of 3D printed structures, and is ready to bring marketable products to the market upon a successful Offering.

Liquidity and Capital Resources

Net cash used in operating activities for fiscal year 2021 was $1,268,819, compared to $285,719 for fiscal year 2020. The increase in net cash used in operating activities in fiscal year 2021 compared to fiscal year 2020 is primarily attributable to increased payroll and related expenses, research and development activities, and facility and maintenance expenses.

As of December 31, 2021, the Company had cash of $65,514, total assets of $718,477, working capital deficit of $103,467 and stockholders’ deficit of $1,658,653. The Company has financed its operations primarily through a combination of SAFE agreements and Convertible Notes Payable.

The Company will have additional capital requirements during fiscal year 2022 to bring its functional prototypes to market.

Therefore, the Company is currently raising additional capital through the sale of its securities from its Regulation A+ Offering Circular (the “Offering”). On December 27, 2021, the Company’s received Notice of Qualification from the Securities and Exchange Commission for its initial Offering for a maximum of 35,000,000 shares of its Common Stock at price of $1.00 per share, with potential aggregate gross proceeds of $35,000,000. The Company has subsequently issued 515,201 shares of common stock with gross proceeds of $515,201 under this Offering from December 31, 2021 to April 27, 2022.

Management believes that sales of its 3D printers will commence in 2022, and that with additional financing from private and public offerings of its common stock from its in-process Offering in 2022, the Company will have sufficient funds to continue operations for at least twelve months from the date of this report.

There can be no assurance that the Company will be successful in acquiring additional funding at levels sufficient to fund its future capital requirements. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce, delay, scale back or discontinue the development of its technologies and patents or discontinue operations completely.

DIRECTORS, EXECUTIVE OFFICER, AND SIGNIFICANT EMPLOYEES

Directors

Name	Position	Age	Term of Office
Anna Cheniuntai	Director	28	March 2020 - Present
Nikita Cheniuntai	Director	31	December 2019 - Present

Officers

Name	Position	Age	Term of Office
Anna Cheniuntai	Chief Executive Officer	28	March 2020 - Present
Nikita Cheniuntai	Chief Technology Officer	31	December 2019 - Present

Significant Employees

Name	Position	Age	Term of Office
Trevor Ragno	Director of Building Science and Performance	26	March 2020 - Present
Jennifer Lynn McKinney	Manager of Business Operations	53	June 2021 - Present

Nikita Cheniuntai, Founder and CTO

Education and Experience

Nikita Cheniuntai is an inventor, engineer, and entrepreneur with extensive experience in robotics and construction. His first company specialized in the manufacturing of industrial CNC machines and composite materials used for construction. After this position, Nikita founded a construction company. In 2014, Nikita executed two projects totaling approximately $5,000,000 USD in relation to building infrastructure for Olympic Games in Sochi, Russia. These projects for the Olympics were to manufacture and deploy 5,000 signs (within only six months). These signs were made with concrete, metal frame, and high-resolution printed information - everything according to strict design requirements by the International Olympic Games Committee. Nikita’s exceptional experience in engineering and fabrication caused this previous company to execute the project on time and on such a high level that the company was recognized by Organizing Committees for the Olympic Games. Later, Nikita decided to apply his engineering talent and experience to change the way developers build today by founding Apis Cor. Nikita is an author of several patents related to Apis Cor Technology.

Nikita and his work have been recognized with several awards, including:

Publications and Awards

-Autodesk Technology Center in Boston - Resident

-Alumni of Alchemist Accelerator - 2020

-2020 list of Maverick Awards winners byBuiltWorlds - April 2020

-Leaders of Tomorrow, 49th St. Gallen Symposium, Switzerland - April 2019

-1st Place, NASA Phase 3 Construction Level 1&2, Final Design Level of 3D Printed-Habitat

-Centennial Challenge by NASA - 2018-2019 (see “Narrative of the Business” above)

-50 EMERGING GLOBAL ENTREPRENEURS TO WATCH IN 2017, by INC Magazine - April 2017

-Kairos50, Kairos Society, New York - Apr 2017

Duties of Nikita with the Company as CTO:

(1) Product Development and Design (including software and hardware);

(2) Design and direction of the Technology;

(3) Building technical team; selecting the key employees and C-Suite officers related to technology side of the business;

(4) Setup manufacturing processes; determining fabrication and manufacturing processes, approaches and technologies;

(5) Determining key vendors and suppliers;

(6) Driving Technology and product development strategy.

Anna Cheniuntai, co-founder and CEO

Education and Experience

Anna Cheniuntai is the Chief Executive Officer of Apis Cor. After earning her bachelor’s degree in Space Physics in 2014, Anna pursued a career in scientific research to entrepreneurship. She joined construction and industrial machinery manufacturing ventures pursued by Nikita Cheniuntai. Working alongside Nikita, Anna had successfully managed a $5M worth project to construct and deploy the ground navigation system around the infrastructure of Olympic Games, 2014.

Duties of Anna with the Company as CEO:

(1) Directing the Operations of the Company;

(2) Directing day-to-day affairs of the Company;

(3) Implementing business and sales strategies;

(4) Finding, recruiting, vetting key employees including new Executive Officers and Significant Employees.

Trevor Ragno, Director of Building Science and Performance

Education and Experience

Trevor Ragno is the Director of Building Science and Performance for Apis Cor. He has two Bachelor of Science degrees in both Real Estate and Business Management with an Associate’s degree in Urban Planning. He received a Masters degree in Real Estate Development from Clemson University - College of Business

Since 2016, Trevor Ragno has been a Chief Real Estate Partner of Aeronody Corporation, an Autonomous Aerial Systems (AAS) company offering remote centralized inspections and monitoring services using commercial UAVs to clients in the energy and utilities, critical infrastructure, agriculture and forestry, and public safety.

Duties of Trevor with the Company as Director of Building Science and Performance:

(1) Research, develop, and implement emerging and current applied construction technologies for construction 3D printing processes;

(2) Research and develop the construction technologies and solutions needed to integrate robotics 3D printing with conventional construction technologies;

(3) Development of educational content and information needed to demonstrate the integration of 3D printing with conventional construction technologies;

(4) Development of integration systems and technologies to improve and facilitate the use of the Company’s Structural 3D Robotic Printers with conventional construction methods;

(5) Heading the Apis Cor University project. Developing strategies and implementation of the training centers and training courses for current and potential Customers;

(6) Working with field personnel to train and educate them on technologies within current and future construction projects;

(7) Ensuring the correct implementation of the 3D Printing Technology with the construction projects;

(8)  Public speaking and presentations at industry events;

(9)  Building the training department of printer operators and other in-field staff.

Jennifer Lynn McKinney, Manager of Business Operations

Jennifer is the Manager of Business Operations for Apis Cor. Jennifer has been with the Company since June 2021. She has functioned in operations as an assistant to Nikita and Anna. Jennifer has spent her career as direct support within many start-ups. This included the creation of employment manuals, internal policies and procedures, helped with business development, building and maintaining customer relationships. Jennifer also took the lead on hiring employees.

Duties of Jennifer as Manager of Business Operations:

As Manager of Business of Operations Jennifer will plans and organizes daily activities related to business operations, including:

(1) Overseeing shipping and receiving functions;

(2) Assisting the CEO with the execution of strategic and key projects and business direction;

(3) Assisting CEO with initiating, maintaining and developing the key and strategic partnerships, business relationships and third-party service providers;

(4) Supporting CEO with Business Development;

(5) Coordinating with and supervising marketing, sales, and production departments to determine timing, pricing, and products to be sold in the Company’s showroom;

(6) Overseeing the hiring process for employees;

Legal Proceedings Disclosure

There are no legal proceedings to disclose on behalf of the Company, its Directors, or Officers, including but not limited to bankruptcy, civil, or criminal proceedings.

Family Relationship Disclosure

Nikita and Anna Cheniuntai are husband and wife.

COMPENSATION OF DIRECTORS AND EXECUTIVES

Name	Capacities in which Compensation was Received	Cash Compensation		Other Compensation (Cash Value)	Total Compensation
Nikita Cheniuntai	CTO	$33,200.00	*	$0	$33,200.00
Anna Cheniuntai	CEO	$24,800.00	**	$0	$24,800.00

*Nikita Cheniuntai compensation for FY 2020 was as a 1099 independent contractor totaling $33,200.00 for 2020. He received $24,760.48 as a 1099 independent contractor until May 1, 2021. On May 3, 2021 he was converted into a W-2 employee with an annual salary of $33,382.08. On August 2, 2021 his salary was increased to $76,403.28 annually.

**Anna Cheniuntai compensation for FY 2020 was as a 1099 independent contractor totaling $24,800.00 for 2020. She received $28,973.23 as a 1099 independent contractor until May 1, 2021. On May 3, 2021 she was converted into a W-2 employee with an annual salary of $33,382.08. On August 2, 2021 her salary was increased to $76,403.28 annually.

Increases to Compensation for the Officers

The Company intends to increase the annual salaries of the above-named persons upon the receipt of sufficient Proceeds pursuant to this Offering. The proposed increase is not tied to the performance of the Officers. The salaries of the Officers will be set as below:

Nikita Cheniuntai – $96,000 gross annual salary

Anna Cheniuntai – $96,000 gross annual salary

Compensation pursuant to the Company Stock Options Plan

The Company has allocated 6,044,971 Shares (6%) of the Company’s Common Stock to be subject to the 2021 Equity Ownership Plan. The plan was adopted on September 15, 2021. As of the date of the Offering Circular no compensation has been granted to the Directors or Officers under this plan.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Title of Class	Name of Beneficial Owner	Amount of Shares Owned	Amount of Shares Acquirable	Percent of Class
Common Stock	Nikita Cheniuntai	62,766,954	0	66.623%
Common Stock	Anna Cheniuntai	26,900,123	0	28.553%
SAFEs*	At One Ventures	0	31,713,083 (Preferred Stock Shares)	80.93%

*Throughout 2020, the Company issued SAFEs to raise capital. The conversion of the SAFEs will only be triggered upon the pricing and issuance of Preferred Stock. As of the date of this Form 1-K, no shares of preferred stock have been issued or are outstanding.

Nikita and Anna Cheniuntai: 3060 Venture Lane #101, Melbourne, FL 32934

At One Ventures: 767 19th Ave. #2, San Fransisco, CA 94121

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Loan to Nikita Cheniuntai

On January 3, 2020 the Company granted Nikita Cheniuntai a loan in the form of a promissory note with the principal amount of $43,000 at an interest rate of 2.00% per annum. The maturity date of the promissory note is three years, coming to maturity on January 3, 2023. Nikita Cheniuntai is the co-founder and Chief Technical Officer of Apis Cor.

This promissory note was made in light of the COVID-19 Pandemic and the economic difficulties resulting therefrom.

Patent(s) and Trademark Assignments from Various Persons to the Company

Name on Patent (Application)	Number of Patent (Applications)
Nikita Cheniuntai	3 Non-provisional Patent applications
Nikita Cheniuntai and Anna Cheniuntai	1 Provisional Patent Application, 1 Non-provisional Patent Application
Viktor Skundrik	1 Non-provisional Patent Application
Anna Cheniuntai and Sergey Nefedov	1 Non-provisional Patent Application

Nominal consideration ($1.00) will be given to these persons for the assignment of each of the patents once the assignments are approved by the United States Patent and Trademark Office.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT FOR APIS COR INC.

For the Period Ended December 31, 2021 and 2020

INDEPENDENT AUDITOR’S REPORT

To the Stockholders of Apis Cor Inc.

Opinion

We have audited the accompanying financial statements of Apis Cor Inc. (the “Company”), which comprise of the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (“U.S. GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements, the Company has incurred net losses of approximately $1,174,000 for the year ended December 31, 2021. At December 31, 2021, the Company had an accumulated deficit of the approximately $1,269,000. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with U.S. GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatements resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgements made by a reasonable user based on the financial statements.

In performing an audit in accordance with U.S. GAAS, we:

• Exercise professional judgement and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatements of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgement, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

s//: Assurance Dimensions

Jacksonville, Florida

April 27, 2022

Apis Cor Inc.

Balance Sheets

As of December 31, 2021 and 2020

	2021	2020
Current assets
Cash	$65,514	$61,755
Accounts receivable	37,525	—
Prepaid expenses	15,410	2,731
Due from stockholder	5,839	—
Deferred offering costs	107,424	—
Total current assets	231,712	64,486
Non-current assets
Property and equipment, net	364,419	105,681
Loans receivable form stockholder	90,000	43,000
Equipment deposits	10,000	—
Security deposits	22,346	—
Total assets	$718,477	$213,167
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Liabilities
Current liabilities
Accounts payable and accrued expenses	$99,448	$18,000
Customer deposits	40,019	170,719
Due to stockholders	—	4,522
Equipment loans payable	21,308	6,149
Convertible notes payable accrued interest	174,404	50,641
Total current liabilities	335,179	250,031
Long-term liabilities
Equipment loans payable, non-current	111,951	37,123
SAFE liabilities	1,930,000	290,000
Convertible notes payable and accrued interest, non-current	—	120,422
Total liabilities	2,377,130	697,576
Stockholder’s deficit
Preferred stock, $0.000001 per value, 100,000,000 authorized, 0 shares issued and outstanding	—	—
Common stock, $0.000001 per value, 400,000,000 authorized, 100,749,520 shares issued, and 93,697,054 and 100,749,520 shares outstanding, respectively	100	100
Additional paid-in capital	19	—
Treasury stock, 7,052,466 shares, at cost	(71)	—
Accumulated deficit	(1,658,701)	(484,509)
Total stockholder’s deficit	(1,658,653)	(484,409)
Total liabilities and stockholders’ deficit	$718,477	$213,167

Apis Cor Inc.

Statements of Operations

For the Years Ended December 31, 2021 and 2020

	2021	2020
REVENUE
Training programs	$160,950	$—
3D building printing	62,800	—
Total revenue	223,750	—
COSTS OF GOODS SOLD
Materials and supplies	73,703	—
Labor and outside services	48,915	—
Other direct expenses	60,282	—
Total costs of goods sold	182,900	—
GROSS PROFIT	40,850	—
OPERATING EXPENSES
Research and development	552,261	369,335
Payroll and related expenses	217,919	—
Professional fees	116,366	14,664
Facility and maintenance expense	114,886	6,082
Other general and administrative	89,679	78,434
Travel and entertainment	47,979	11,351
Advertising	44,698	1,368
Depreciation	23,815	1,738
Total operating expenses	1,207,603	482,972
LOSS FROM OPERATIONS	(1,166,753)	(482,972)
OTHER INCOME (EXPENSES)
Interest expense	(9,206)	(1,862)
Interest income	1,767	325
NET LOSS	$(1,174,192)	$(484,509)

Apis Cor Inc.

Statements of Stockholders’ Deficit

For the Years Ended December 31, 2021 and 2020

	Preferred Stock Shares	Amount	Common Stock Shares	Amount	Additional paid-in capital	Treasury Stock Shares	Amount	Accumulated Deficit	Total
January 1, 2020	-	$ -	-	-	$ -	-	$-	$-	$-
Issuance of common stock	—	—	—	100	—	—	—	—	100
Net loss	—	—	—	—	—	—	—	(484,509)	(484,509)
December 31, 2020	—	—	—	100	—	—	—	(484,509)	(484,409)
Stock-based compensation	—	—	—	—	19	—	—	—	19
Treasury stock purchases	—	—	—	—	—	7,052,466	(71)	—	(71)
Net loss	—	—	—	—	—	—	—	(1,174,192)	(1,174,192)
December 31, 2021	—	$—	—	$100	$19		$(71)	$(1,658,701)	$(1,658,653)

Apis Cor Inc.

Statements of Cash Flows

For the Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:
Net loss	$(1,174,192)	$(484,509)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	23,815	1,738
Services received in exchange for convertible notes payable	—	9,800
Accrued interest on convertible notes payable	3,341	1,262
Stock-based compensation	19	—
Changes in working capital components:
Accounts receivable	(37,525)	—
Prepaid expenses	(12,679)	(2,730)
Security deposits	(22,346)	—
Accounts payable and accrued expenses	81,448	18,000
Customer deposits	(130,700)	170,720
Net cash used by operating activities	(1,268,819)	(285,719)
Cash flows from investing activities:
Purchases of property and equipment	(282,553)	(107,419)
Equipment deposit	(10,000)	—
Net cash used by investing activities	(292,553)	(107,419)
Cash flows from financing activities:
Proceeds from equipment loans payable	98,500	44,158
Repayments on equipment loans payable	(8,513)	(887)
Proceeds from issuance of SAFE liabilities	1,640,000	290,000
Proceeds from issuance of convertible notes payable	—	160,000
Net loans to and repayments from stockholders	(57,361)	(38,478)
Proceeds from issuance of common stock	—	100
Purchase of treasury stock	(71)	—
Payments of deferred offering costs	(107,424)	—
Net cash provided by financing activities	1,565,131	454,893
Net change in cash	3,759	61,755
Cash, beginning of year	61,755	—
Cash, end of period	$65,514	$61,755
Supplemental and non-cash disclosures
Cash paid for interest	$4,744	$—

Apis Cor Inc.

Notes to Financial Statements

December 31, 2021 and 2020

Note A – Nature of Business and Organization

Apis Cor Inc. (“the Company”) is a privately-held entity organized in December 2019 in the state of Delaware and began operations in January 2020. The Company is a developer of on-site circular mobile 3D printers built for the construction industry. The Company offers a robotics arm that distributes a concrete mortar to create the desired shape of a building, with intention of enabling clients to reduce the costs of building. The Company has created several prototype 3D printers and has already printed several developmental structures in addition to development of on-demand 3D printing training courses and live workshop offerings. As of the date of the audit opinion, the Company had not yet sold any 3D printing equipment which is still in prototype stage.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Accounting standards promulgated by the Financial Accounting Standards Board (“FASB”) are subject to change. Changes in such standards may have an impact on the Company’s future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its financial statements.

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This guidance amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheet. It also makes targeted changes to lessor accounting, including a change to the treatment of initial direct leasing costs, which no longer considers fixed internal leasing salaries as a capitalizable costs. Under ASU 2020-05, ASU 2016-02 is effective for years beginning on or after December 15, 2021. Management is evaluating the impact of this ASU on the Company’s financial reporting.

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from U.S. GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity and will instead account for the convertible debt wholly as debt. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021. Management is evaluating the impact of this ASU on the Company’s financial reporting.

Note B – Significant Account Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit. The Company deposits cash and cash equivalents with financial institutions which management believes is of high credit quality. At December 31, 2021 and 2020, there were no cash equivalents.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms. Management reviews accounts receivable on a regular basis to determine collectability. Balances that are determined to be uncollectible are written off to the allowance for doubtful accounts. As of December 31, 2021, management determined that no allowance for doubtful accounts was needed.

Deferred Offering Costs

Deferred offering costs represent amounts paid for legal, consulting, and other offering expenses in conjunction with the in-process Offering Circular. These costs are recognized as an offset against the proceeds upon consummation of the offering. As of December 31, 2021 and 2020, the Company has deferred approximately $107,000 and $0, respectively, related to the Company’s Offering Circular of its common stock.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. The straight-line method of depreciation is used over the following estimated useful lives:

Production equipment 8-15 years

Vehicles and trailers 8-10 years

Computers and equipment 5 years

Furniture & fixtures 7 years

Leasehold improvements Life of lease

Additional and improvements are capitalized, while replacements, maintenance, and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred. Gains and losses from the disposition of assets are recorded in the year of disposition.

Customer Deposits

Customer deposits are recorded when payments from customers are received for future sales or services and are recognized as revenue on the date of the completion of the building workshop or training program or delivery of equipment. As of December 31, 2021 and 2020, customer deposits totaled approximately $40,000 and $171,000, respectively.

Revenue Recognition

All revenues from exchange transactions are recorded in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation at a point in time over time.

Note B – Significant Account Policies (continued)

The Company’s revenues are currently generated from 3D printed structures, on-demand training courses and live workshops. These services predominantly contain a single performance obligation, revenue for such sales is recognized when the customer obtains control, which is typically when the product is delivered or the service is provided to the customer. Management has determined that there are no significant variable considerations.

The following summarizes the Company’s major revenue sources:

3D Printed Structures

3D printed structures revenue is generated from single projects. These projects provide 3D printed interior and exterior walls and could include any number of additional services including site preparation, insulation, roofing, HVAC and other mechanical components. The projects are scoped using a combination of variable and hourly expenses and fixed fee services. The revenue is typically earned upon completion and the customer takes control of the structure.

Training Program Sales

The Company has developed 3D printing training programs offered in on-demand download and live workshop formats. Revenue from the sale of these programs is recognized when the customer obtains control, which is typically when payment is made and download is available to the customer.

Payment terms and conditions vary, although terms generally include a requirement of payment at the time of the sale or performance of the service and are typically due within 30 days. Payments received in advance and not earned are included in customer deposits and recognized in the period in which it is earned. In circumstances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that the Company’s contracts generally do not include a significant financing component. All revenue is earned in the United States.

Research and Development

Research is planned search or critical investigation aimed at discovery of new knowledge with the hope that such knowledge will be useful in developing a new product or service (hereinafter “product”) or a new process or technique (hereinafter “process”) or in bringing about a significant improvement to an existing product or process. Development is the translation of research findings or other knowledge into a plan or design for a new product or process or for significant improvements to an existing product or process whether intended for sale or use. It includes the conceptual formulation, design, and testing of product alternatives, construction of prototypes, and operation of pilot plants. It does not include routine or periodic alterations to existing products, production lines, manufacturing processes, and other on-going operations even though those alterations may represent improvements and it does not include market research or market testing activities.

Per ASC 730, Research and Development, the Company expenses research and development cost as incurred. Research and development costs for the year ended December 31, 2021 and 2020, was approximately $552,000 and $369,000, respectively.

Advertising

Advertising costs are expanded when incurred. During the year ended December 31, 2021 and 2020, advertising related expenses were approximately $45,000 and $1,000, respectively.

Income Taxes

The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The federal net operating loss may be carried forward indefinitely but are limited to 80% of the taxable income in any one tax period. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company’s income tax returns are subject to review and examination by federal and state authorities in accordance with prescribed statutes. When accrued, interest and penalties related to unpaid taxes are included in income tax expense.

The Company adopted the income tax standard for uncertain tax positions. As a result of this implementation, the Company evaluated its tax positions and determined that it has no uncertain tax positions as of December 31, 2021 and 2020, respectively. The Company’s 2021 and 2020 tax years are open for examination for federal and state taxing authorities.

Offering Circular

On December 27, 2021, the Company received Notice of Qualification from the Securities and Exchange Commission to proceed with the public offering of its securities (the “Offering”). The Offering permits the Company to offer and sell 35,000,000 shares of common stock at a price of $1.00 per share, or $35,000,000 in total, to accredited investors. All shares are exempt from registrations contained in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. There are no underwriting fees associated with this offering. There is presently no public market for the Company’s securities and the Company has engaged a fully regulated broker-dealer at a 3% commission of all sales.

Note C – Liquidity

The accompanying financial statements are prepared assuming the Company will continue as a going concern. At December 31, 2021, the Company had an accumulated deficit of approximately $1,659,000. The net cash used in operating activities for the years ended December 31, 2021 totaled approximately $1,269,000.

Management believes that sales of its 3D printers will commence in 2022, and that with additional financing from private and public offerings of its common stock from its in-process Offering Circular in 2022, the Company will have sufficient funds to continue operations for at least twelve months from the date of this report.

Note D – Property and Equipment

Property and equipment consists of the following as of December 31:

	2021	2020
Production equipment	$275,180	$22,330
Vehicles and trailers	85,089	85,089
Computers and equipment	15,282	—
Furniture & fixtures	6,717	—
Leasehold improvements	7,704	—
Total property and equipment	389,972	107,419
Less: accumulated depreciation	(25,553)	(1,738)
Property and equipment, net	$364,419	$105,681

Note D – Property and Equipment (continued)

For the year ended December 31, 2021 and 2020, respectively, total depreciation expense was approximately $24,000 and $2,000. At December 31, 2021 and 2020, there was approximately $0 and $46,000, respectively, in property and equipment that had not yet been placed in service.

Note E – Loans Receivable from Stockholder

On January 3, 2020, the Company entered into an unsecured promissory note with a stockholder for $43,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interests being due and payable on the maturity date. As of December 31, 2021 and 2020, accrued interest of $860 and $325, respectively, was paid by the stockholder and is recorded in interest income in the financial statements.

On January 13, 2021, the Company entered into an unsecured promissory note with a stockholder of $47,000, with interest at 2% per annum. The note matures on the third anniversary or the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. As of December 31, 2021, accrued interest of $906 was paid by the stockholder and is recorded in interest income in the financial statements.

Note F – Equipment Loans Payable

On September 28, 2020, the Company purchased equipment and entered into a loan in the amount of $36,933. This loan has a 75-month term with an interest rate of 7.24% and a monthly payment of $615. Interest expense paid during the year ended December 31, 2021 and 2020 totaled $2,420 and $437, respectively. As of December 31, 2021 and 2020, respectively, the outstanding principal balance was $31,173 and $36,140, with $5,333 and $4,966 of the toal payable recorded as a current liability.

On November 4, 2020, the Company purchased equipment and entered into a loan in the amount of $7,125. This loan has a 60-month term with an interest rate of 10.49% and a monthly payment of $155. Interest expense paid during the year ended December 31, 2021 and 2020, respectively, totaled $683 and $62. As of December 31, 2021 and 2020, respectively, the outstanding principal balance was $5,949 and $7,132, with $1,311 and $1,183 of the total payable recorded as a current liability.

On July 29, 2021, the Company purchased equipment and entered into a loan in the amount of $98,500. This loan has a 72-month term with an interest rate of 6.06%. The first two monthly payments were $500 each with the following 70 monthly payments of $1,674. Interest expense paid during the year ended December 31, 2021 totaled $1,984. As of December 31, 2021, the outstanding principal balance was $96,136 with $14,664 of the total payable recorded as a current liability.

The aggregate future maturities of notes payable are as follows as of December 31, 2021:

Years Ending December 31,	Amount
2022	$21,308
2023	22,757
2024	24,308
2025	25,756
2026	25,764
Thereafter	13,366
$133,259

Note G – SAFE Liabilities

During 2021 and 2020, the Company offered their investors a Simple Agreement for Future Equity (“SAFE”) contract, which allowed an investor to make an upfront payment for the right to future Standard or SAFE Preferred Shares issued in the next equity financing round at a discount of 0% to 85%. Upon conversion, these shareholders would have the same rights as any other preferred shareholders, if any. The key events that will cause conversion of these agreements into future equity include:

Equity Financing: If there is an equity financing before the termination of this SAFE, on the initial closing of such equity financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the SAFE price.

Liquidity Event: If there is a liquidity event before the expiration or termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth below) to receive a portion of proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the greater of (i) the purchase amount or (ii) the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price. If any of the Company’s security holders are given a choice as to the form and amount of proceeds to be received in a liquidity event, the investor will be given the same choice, provided that the investor may not choose to receive a form of consideration that the investor would be ineligible to receive as a result of the investor’s failure to satisfy any requirement or limitation generally applicable to the Company’s security holders, or under any applicable laws.

Dissolution Event: If there is a dissolution event before the termination of this SAFE, the investor will automatically be entitled (subject to the liquidation priority) to receive a portion of proceeds equal to the purchase amount, due and payable to the investor immediately prior to the consummation of the dissolution event.

Liquidation Priority: In a liquidity event or dissolution event, this SAFE is intended to operate like standard non-participating Preferred Stock. The investor’s right to receive its purchase amount is:

(i)  Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into common stock);

(ii)  On par with payments for other SAFEs and/or preferred stock, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or preferred stock, the applicable proceeds will be distributed pro rata to the investor and such other SAFEs and/or preferred stock in proportion to the full payments that would otherwise be due; and

(iii)  Senior to payments for common stock.

The investor’s right to receive his or her conversion amount is (a) on par with payments for common stock and other SAFEs and/or preferred stock who are also receiving conversion amounts or proceeds on a similar as-converted to common stock basis, and (b) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are proceeds or similar liquidation preferences).

Note G – SAFE Liabilities (continued)

Termination: This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of common stock to the investor pursuant to the automatic conversion of this SAFE under an equity financing; or (ii) the payment, or setting aside for payment, of amounts due the investor pursuant to a liquidity or dissolution event.

As of December 31, 2021 and 2020, respectively, the Company had raised $1,930,000 and $290,000 through these SAFE contracts. These are reflected as liabilities in the accompanying balance sheets.

Note H – Convertible Notes Payable

Convertible notes consists of the following as of December 31:

	2021	2020
Convertible notes payable	$169,800	$169,800
Accrued interest	4,604	1,263
Less: current portion	174,404 (174,404)	171,063 (50,691)
Non-current portion	$—	$120,422

During 2020, the Company offered their investors a series of 18-month 2% convertible promissory notes, (collectively, the “Notes”). Upon conversion, these shareholders would have the same rights as the current preferred shareholders. The key events that will cause conversion of these agreements into future equity at any time between the date hereof and the respective maturity dates include:

Qualified Financing: If there is a qualified financing prior to a change in control or payment in full of these Notes, all principal together with all accrued but unpaid interest under these Notes shall automatically convert into shares of the Company’s preferred stock at the lesser of (i) a range of 80% to 85%, as defined in each individual Note, of the price per share paid by the purchasers for cash of the largest number of equity securities in the qualified financing, or (ii) the price obtained by dividing the target valuation by the Company’s fully-diluted outstanding capitalization (including these Notes and other convertible securities issued by the Company, including but not limited to: (a) SAFE contracts; (b) convertible promissory notes and other convertible debt instruments; and (c) convertible securities that have the right to convert into shares of common stock) immediately prior to the qualified financing (the “Conversion Price”). The total number of shares of stock that the holder shall be entitled to upon conversion of these Notes shall be equal to the number obtained by dividing (i) all principal and accrued but unpaid interest under such Note by (ii) the Conversion Price (the “Total Number of Shares”).

Optional Conversion: In the event that neither a qualified financing nor payment in full of these Notes has occurred on or before the maturity date, the principal and accrued but unpaid interest under the Notes shall, at the option of the holders of a majority of the principal of the outstanding Company Notes (“Majority Noteholders”), automatically convert into shares of the Company’s preferred stock at a price per share agreed by the Company and the Majority Noteholders, which price per share shall not be less than a price obtained by dividing the target valuation by the Company’s fully-diluted capitalization (assuming the conversion and exercise of all convertible and exercisable securities of the Company then outstanding). The total number of shares of capital stock issued to the holder, if any, shall be referred to as the “Non-Qualified Financing Conversion Shares”.

Note H – Convertible Notes Payable (continued)

Change in Control: In the event of a change of control prior to the qualified financing, optional conversion or payment in full of the Notes, in connection with such change of control, at the option of the holder, either (i) the holder shall receive a payment equal to the accrued but unpaid interest on the Notes plus 1.5x the principal of the Notes, or (ii) the Notes shall convert into shares of preferred stock of the Company at a price obtained by dividing the target valuation by the Company’s fully-diluted outstanding capitalization (excluding the shares issuable upon conversion of the Notes) immediately prior to the change of control.

As of December 31, 2020, the Company had raised $160,000 through these convertible notes with maturity dates ranging from November 11, 2021 to June 20, 2022. During the fiscal year ended December 31, 2020, the Company also issued $9,800 in convertible notes payable for research and development services. Interest expense accrued at December 31, 2021 and 2020, respectively was $3,341 and $1,263. During the fiscal year ended December 31, 2021 all notes had reached maturity and the holders had not exercised the optional conversion feature. Since the next qualified equity issuance is contingent on factors not controllable by the Company the beneficial conversion feature is not recognized until that contingency is resolved.

Note I – Stockholder’s Deficit

On September 15, 2021, the Company executed an Amended and Restated Certificate of Incorporation which, among other things, authorized the issuance 100,000,000 shares of preferred stock with a par value of $0.00001 per share with 50,000,000 designated to Series A Preferred Stock. Such designation, rights and preferences may be determined from time-to-time by the Company’s board of director and authority is expressly vested in the board of directors, to authorize the issuance of one or more series of preferred stock. All 100,000,000 shares remained unissued as of December 31, 2021.

Additionally, pursuant to the Amended and Restated Certificate of Incorporation, the Company increased the number of authorized common stock to 400,000,000 shares available for issuance on the same terms and at the same price as the initial authorization and effected a 12.0899429354-for-1 stock split of the issued common stock. Immediately following this stock split 7,052,466 shares were redeemed for par value to be held as treasury stock until duly issued by the Company.

Note J – Stock Option Plan

In September 2021, the Company established the 2021 Equity Ownership Plan (the “2021 Plan”). The purpose of the plan is to attract and retain the services of selected employees, officers, managers, advisors and other key contributors to the Company and believes that the 2021 Plan will encourage the participants to contribute materially to the Company’s growth, thereby benefiting its shareholders, and will align the economic interests of the participants with those of the shareholders. The maximum number of shares that may be the subject of awards under the 2021 Plan shall be equal to ten percent (10%) of the outstanding capital stock of the Company, on a fully converted basis.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatility has been estimated based on the historical volatility of an industry sector index. The expected life of options granted is derived from the termination date related to the option. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Note J – Stock Option Plan (continued)

The following assumptions were used to determine the fair value of the stock options for the year ended December 31:

2021
Estimated fair value of underlying stock at grant date	$0.00001
Exercise price	$0.00001
Expected life	10 years
Risk-free interest rates	1.52%-1.61%
Volatility	0%

Total stock-based compensation charged to operations for option-based arrangements amounted to approximately $19 for the year ended December 31, 2021. At December 31, 2021, there was approximately $50 of unrecognized stock-based compensation expense.

A summary of the status of the Company's outstanding stock options as of December 31, 2021 and changes during 2021 are as follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2020	-	$-
Granted	6,049,173	0.08328
Exercised	—	—
Forfeited	(906,747)	(0.55556)
Outstanding at December 31, 2021	5,142,426	0.00001

A summary of the status of the Company's outstanding stock options as of December 31, 2021 is as follows:

Exercise Price	Shares	Contractual Life (Days)
$0.00001	5,142,426	3,561

Note K – Income Taxes

No provision or benefit for federal or state income taxes has been reflected for the years ended December 31, 2021 and 2020, respectively, since the Company reported losses and has established a valuation allowance against the total net deferred tax asset.

Note K – Income Taxes (continued)

Significant components of the Company’s net deferred tax assets are as follows as of December 31:

	2021	2020
Net operating loss carry forward	438,849	137,613
Property and equipment	(99,559)	(14,979)
Valuation allowance	(339,290)	(122,634)
Net deferred tax asset	$—	$—

At December 31, 2021 and 2020, the Company had federal net operating loss carryforwards of approximately $1,618,000 and $543,000, respectively. The federal net operating loss may be carried forward indefinitely but are limited to 80% of the taxable income in any one tax period. The utilization of the net operating loss carryforwards may be limited in the case of certain events including significant changes in ownership interests. The Company’s federal and state blended tax rate was 27.32% for the years ended December 31, 2021 and 2020, respectively.

The entire balance of the deferred tax asset has been offset by a valuation allowance since there may be limitations on the amount of net operating loss carryforwards which can be used in future years, and utilization of net operating loss carryforwards cannot be sufficiently assured at December 31, 2021 and 2020.

Note L – Commitments and Contingencies

Operating Leases

On April 1, 2021, the Company entered into a 36-month operating lease agreement for manufacturing space expiring in April 2024. Monthly payments consist of a fixed base rent and a pro rata share of common area maintenance charges which may be adjusted for the landlords operating costs at the beginning of each calendar year each. The Company has also entered into various month-to-month operating lease agreements for showroom, office and storage space. Total rent expense for all leases was approximately $63,000 and $6,000 for the years ended December 31, 2021 and 2020, respectively.

Future minimum lease payments as of December 31, 2021 are as follows:

Year Ended December 31,	Total
2022	$102,854
2023	91,766
2024	30,887
Total minimum
Lease payments	$225,507

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

COVID-19

Management has concluded that the COVID-19 outbreak in 2021 and 2020 may have a significant impact on business in general, but the potential impact on the Company is not currently measurable. Due to the level of risk this virus has had on the global economy, it is at least reasonably possible that it could have an impact on the operations of the Company in the near term that could materially impact the Company’s financials. Management has not been able to measure the potential financial impact on the Company but will review commercial and federal financing options should the need arise.

Note M – Subsequent Events

Subsequent to the date of the balance sheet, the Company issued an additional 515,201 shares of common stock at a purchase price of $1 per share.

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through April 27, 2022, the date the financial statements

Exhibit Index

EX1A-2A Amended And Restated Certificate of Incorporation

EX1A-2B Bylaws of Apis Cor Inc.

EX1A-4. Subscription Agreement

EX1A-8. Escrow Agreement

EX1A-11. Written Expert Consent Letter of Assurance Dimensions

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of the Issuer as specified in its Charter)

Apis Cor Inc.

3060 Venture Lane #101

Melbourne, FL 32934

s/Nikita Cheniuntai

Nikita Cheniuntai, Director

(Date): April 29, 2022

Location Signed: City of Melbourne, FL

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

 s/Anna Cheniuntai

Anna Cheniuntai, Director, Chief Executive Officer

(Date): April 29, 2022

Location Signed: City of Melbourne, FL

s/Nikita Cheniuntai

Nikita Cheniuntai, Director, Chief Technology Officer

(Date): April 29, 2022

Location Signed: City of Melbourne, FL